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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*

                        Zenith Electronics Corporation
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                               (Name of Issuer)

                   Common Stock, par value $1.00 per share
                      (Including the Associated Rights)
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                        (Title of Class of Securities)

                                 989349 10 5
                                (CUSIP Number)

      Chan-Ho Lee                                          Copy to:
      Managing Director                                    Steven R. Gross, Esq.
      LG Electronics Inc.                                  Debevoise & Plimpton
      LG Twin Towers                                       875 Third Avenue
      20, Yoido-dong                                       New York, NY 10022
      Youngdungpo-gu                                       (212) 909-6000
      Seoul, Korea  150-721
      011-82-2-3777-3049

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                 May 15, 1998
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 2 of 5 Pages


1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         LG Electronics Inc.
         LG Semicon Co., Ltd.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
                                                                         (B) [ ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS
         N/A
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Republic of Korea
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                  7        SOLE VOTING POWER
 NUMBER OF                 LG Electronics Inc.  -- 38,155,000*
   SHARES                  -----------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY                 N/A
    EACH                   -----------------------------------------------------
  REPORTING       9        SOLE DISPOSITIVE POWER
   PERSON                  LG Electronics Inc.  -- 12,059,800
    WITH                   LG Semicon Co., Ltd. -- 26,095,200
                 ---------------------------------------------------------------
                 10        SHARED DISPOSITIVE POWER
                                    N/A
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                                 SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 3 of 5 Pages


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         LG Electronics Inc.  -- 38,155,000*
         LG Semicon Co., Ltd. -- 26,095,200
----------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ______________________________________________________________[ ]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         LG Electronics Inc.  -- 56.9%*
         LG Semicon Co., Ltd. -- 38.9%
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14       TYPE OF REPORTING PERSON
         CO


----------------------------------------------------------------------







---------------
*. Includes the shares of Zenith Electronics Corporation's common stock, par value $1.00 per share ("Common Stock"), held by LG Semicon Co., Ltd., a minority-owned subsidiary of LG Electronics Inc. LG Semicon Co., Ltd. granted LG Electronics Inc. a voting proxy with respect to the Common Stock held by LG Semicon Co., Ltd. Also includes 793,000 shares held by LG Electronics Inc. obtainable pursuant to stock options exercisable within sixty (60) days of the date hereof.




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                                 SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 4 of 5 Pages


                 AMENDMENT NO. 9 TO STATEMENT ON SCHEDULE 13D


                  This Amendment No. 9 amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D dated July 21, 1995, as amended (the "Schedule 13-D") of LG Electronics Inc., a corporation organized under the laws of the Republic of Korea, and LG Semicon Co., Ltd, a corporation organized under the laws of the Republic of Korea, filed in connection with shares of common stock, par value $1.00 per share (the "Common Stock"), of Zenith Electronics Corporation, a Delaware corporation (the "Company"), and the associated Common Stock purchase rights. This Amendment is being filed on behalf of the reporting persons identified in the cover pages of this Amendment. This Amendment amends Item 4 of the Schedule 13D.

ITEM 4.           PURPOSE OF THE TRANSACTION.

                  As a result of the Company's financial difficulties, LG Electronics Inc. has been engaged in discussions with the Company and intends to seek to reorganize the Company in a manner which would involve a sale or transfer of a material amount of assets of the Company, a substantial change in the Company's capitalization (including the elimination of the existing equity) and material changes in the Company's business operations. There can be no assurance, however, that any such reorganization will occur.






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                                 SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 5 of 5 Pages


                  SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 18, 1998

                                                     LG ELECTRONICS INC.

                                                     /s/ Chan-Ho Lee
                                                     ---------------------------
                                                     Name:   Chan-Ho Lee
                                                     Title:  Managing Director


                                                     LG SEMICON CO., LTD.

                                                     /s/ Kyoung-Ji Lee
                                                     ---------------------------
                                                     Name:   Kyoung-Ji Lee
                                                     Title:  Managing Director